Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS RESULTS FROM Q1 2018

Toronto, ON – May 2, 2018. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the quarter ended March 31, 2018. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “Today, Denison reported its results from the first quarter of 2018 – which proved to be another productive quarter, with numerous results showcasing the Company’s assets in the Athabasca Basin. The Company reported significant increases in the estimated mineral resources at our Wheeler River and Midwest projects, as well as exploration successes from each of our winter drilling programs. At Wheeler River, the exploration team is approaching 2018 with the view of making a new discovery to complement the already impressive Gryphon and Phoenix deposits. At Waterbury, the winter program returned the second best drill hole to date at the Huskie zone, and at Hook-Carter, Denison initiated its inaugural drill program on the property and returned results that are indicative of the continuation of the mineralizing system within the Patterson Lake Corridor. As we progress through the second quarter of the year, I am pleased to report that we are advancing on schedule with the Wheeler River Pre-Feasibility Study – which remains on track for completion during the second half of 2018. With a combination of company specific and industry related catalysts on the horizon, 2018 continues to have the potential to be a very exciting year.

PERFORMANCE HIGHLIGHTS

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Announced increase in mineral resources estimated for Wheeler River

On January 31, 2018, Denison announced an 88% increase in the Indicated Mineral Resources estimated for the Wheeler River project (63.3% Denison owned). The result was attributable to an increase in the estimated resources at the Gryphon deposit, which is estimated to include, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. Together with the resources estimated for the Phoenix deposit, the Wheeler River project is now host to 132.1 million pounds U3O8 in total Indicated Mineral Resources – which will be used to support the Pre-Feasibility Study (‘PFS’) for the project, that was initiated in July 2016 and is expected to be completed during the second half of 2018. Following the resource update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin.

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Discovered high-grade uranium northeast of Wheeler River’s Gryphon deposit

On April 18, 2018, Denison reported preliminary, radiometric equivalent uranium (‘eU3O8’) results from the Wheeler River winter 2018 diamond drilling program, which totalled 21,153 metres in 29 holes. High-grade uranium drill intercepts were obtained at the sub-Athabasca unconformity 600 metres and 1 kilometre to the northeast of the Gryphon deposit along the K-North trend. Results included 0.55% eU3O8 over 5.6 metres (including 2.3% eU3O8 over 1.0 metre) in drill hole WR-704, and 0.94% eU3O8 over 3.5 metres (including 2.7% eU3O8 over 1.0 metre) in drill hole WR-710D1.

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Expanded the high-grade, basement-hosted, Huskie Zone on the Waterbury Lake property

On April 25, 2018, Denison reported assay results from the winter 2018 diamond drilling program on the Waterbury Lake project (64.22% Denison). The winter drilling program, totalling 9,794 metres in 19 holes, was focused on testing for extensions to the Huskie zone, which was discovered by Denison in July 2017. The program was highlighted by drill hole WAT18-452, which intersected 4.5% U3O8 over 6.0 metres (including 5.8% U3O8 over 4.5 metres) approximately 50 metres down-dip of the mineralization identified during 2017. The result from WAT18-452 suggests that mineralization at Huskie may be controlled by cross-cutting, northeast striking faults, interpreted to be associated with the regional Midwest structure, which presents additional targets for exploration during the summer of 2018.

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Reported increase in mineral resources estimated for Midwest

On March 27, 2018, Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property (25.17% Denison owned), which is operated by Orano Canada Inc. (‘Orano Canada’). Inferred Mineral Resources for the property increased by 13.50 million pounds of U3O8 and currently total 18.2 million pounds of U3O8 (846,000 tonnes at 1.0% U3O8) above a cut-off grade of 0.1% U3O8. Indicated Mineral Resources for the property increased by 2.08 million pounds of U3O8 and currently total 50.78 million pounds of U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.

CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2018, Denison changed its presentation currency to Canadian dollars (‘CAD’) from US dollars (‘USD’). This change in presentation currency was made to better reflect the Company’s business activities, which, following the divestiture of the Mongolian and African mining divisions in 2015 and 2016, are now solely focused in Canada, with the majority of the Company’s entities, including all of its operating entities, having the Canadian dollar as their functional currency. The consolidated financial statements, for all periods presented, are shown in the new presentation currency.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Q1 2018	Q1 2017

Total revenues	$3,573	$3,735
Net loss	$(6,968)	$(1,124)
Basic and diluted loss per share	$(0.01)	$-

(in thousands)	As at March 31, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$35,768	$3,636
Investments in debt instruments (GICs)	$-	$37,807
Cash, cash equivalents and GIC’s	$35,768	$41,443

Working capital	$33,958	$38,065
Property, plant and equipment	$248,088	$249,002
Total assets	$316,146	$326,300
Total long-term liabilities(1)	$82,730	$84,252

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income taxes.

RESULTS OF CONTINUING OPERATIONS

Revenues

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Transaction’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Transaction represents a contractual obligation of Denison to forward to APG any cash proceeds of toll milling revenue earned by the Company, after July 1, 2016, related to the processing of specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment has been accounted for as deferred revenue.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy applicable to the toll milling deferred revenue arrangement has changed and the comparative period has been restated to reflect this change. Refer to the Company’s unaudited interim consolidated financial statements and related notes for more details on the accounting for the APG Transaction related revenue.

During Q1 2018, the McClean Lake mill processed 4.4 million pounds U3O8 for the CLJV. The Company recorded toll milling revenue of $780,000 and related accretion expense of $829,000.

Revenue from the Company’s DES division was $2,378,000 and revenue from the Company’s management contract with UPC was $415,000 during Q1 2018.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as adjustments, where applicable, to the estimates of future reclamation costs in relation to the companies mining properties. Operating expenses during Q1 2018 were $1,442,000, including $839,000 of depreciation from the McClean Lake mill, which is associated with the processing and packaging of U3O8 for the CLJV.

Operating expenses at DES during Q1 2018 totaled $2,024,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients, and includes labour and other costs.

Exploration and evaluation

During Q1 2018, the Company continued to focus on its highest priority projects in the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in the quarter was $6,254,000. The Company’s Athabasca land package increased during the first quarter from 351,365 hectares (267 claims) to 353,007 hectares (270 claims) owing to selective staking contiguous with Denison’s existing claims.

Wheeler River

 Project Highlights:

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Updated resource estimate confirms Wheeler River as the largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8). The mineral resource estimates are, as disclosed in the Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Uranium Project, Northern Saskatchewan, Canada dated March 9, 2018 and prepared by Mark Mathisen, C.P.G. of Roscoe Postle Associates Inc. and Ken Reipas, P.Eng of SRK Consulting (Canada) Inc.

With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8, which will be used to support the Pre-feasibility study (‘PFS’) initiated for the project in 2016 and expected to be completed in the second half of 2018.

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Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

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Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco Corp (‘Cameco’) and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3%, in accordance with this agreement.

Exploration Program:

Denison’s share of exploration costs at Wheeler River amounted to $3,127,000 during Q1 2018. The program was completed in early April 2018, with a total of 21,153 metres drilled in 29 diamond drill holes. The winter 2018 drilling program was focused on step-out drilling along strike of the Gryphon deposit and reconnaissance level regional exploration along the K-North and K-West trends. Refer to Denison’s press release dated April 18, 2018 for results of the winter 2018 drill program.

Evaluation Program:

During Q1 2018, Denison’s share of evaluation costs at Wheeler River amounted to $866,000, which related to work on PFS engineering and environmental activities.

PFS Activities highlights include:

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The advancement of engineering activities: including Gryphon shaft design; Gryphon mine ground stability and support analysis; Gryphon mine backfill trade-off study; radiological assessments; Phoenix ground freeze engineering; Phoenix mine design; water treatment plant design; Wheeler surface facilities; metallurgical analysis and milling capacity assessment; and metallurgical test programs.

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The continuation of environmental and sustainability activities: including the community consultation and engagement process; data collection and assessment of aquatic environment, terrestrial environment and atmospheric environment; and waste rock geochemical testing.

Exploration Pipeline Properties

During the 2018 winter season, Denison also carried out drilling programs at Waterbury Lake and Hook-Carter, while Orano Canada completed a winter drilling program, as operator, at the Midwest property.

At Waterbury Lake (Denison 64.22% interest and operator), the winter drilling program involved 9,794 metres of diamond drilling in 19 drill holes, and was focused on 50 metre step-out drilling along strike and down-dip of the Huskie zone, as well as wider-spaced reconnaissance drilling to the west along the geological trend. The winter drilling program is part of a larger 14,400 metre drill program planned for Waterbury Lake in 2018, with the remainder expected to be completed during the summer months. Refer to Denison’s press release dated April 18, 2018 for results of the winter 2018 drill program at Waterbury Lake.

At Hook Carter (Denison 80% interest and operator), Denison completed 3,062 metres of diamond drilling in four drill holes. All four holes encountered hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic structures, which are indicative of the continuation of the mineralizing system within the Patterson Lake Corridor.

At Midwest (25.17% Denison owned), the winter 2018 drill program comprised 4,709 metres in 12 completed diamond drill holes. On March 27, 2018, Denison also reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property.

General and administrative expenses

Total general and administrative expenses were $1,832,000 during Q1 2018. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States, as well as non-recurring project or legal costs.

Other income and expenses

During Q1 2018, the Company recognized a loss of $3,456,000 in other income. The loss is predominantly due to net losses on investments carried at fair value of $3,405,000.

Equity share of income from associates

During Q1 2018, the Company recognized a loss of $643,000 from its 18.55% equity share of its associate GoviEx Uranium Inc.

Liquidity and capital resources

Cash and cash equivalents were $35,768,000 at March 31, 2018.

In April 2018, the Company amended its CAD$24 million credit facility with the Bank of Nova Scotia. The amendment was related to the Company’s change in presentation currency, discussed above. The covenant to maintain a specified level of tangible net worth has been changed to $131,000,000 (from USD$150,000,000). The credit facility is fully utilized for non-financial letters of credit in relation to future decommissioning and reclamation obligations.

Outlook for 2018

There was no change in the Company’s outlook for 2018.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American (formerly NYSE MKT) exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 353,000 hectares in the Athabasca Basin region, including 332,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 64.22% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. Both the Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

For more information, please contact

David Cates	(416) 979 - 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘target’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; capital expenditure programs and reclamation costs and Denison’s share of same; expectations regarding Denison’s joint venture ownership and other contractual interests in its properties and projects and the continuity of its agreements with its partners and other counterparties; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and expectations of the impacts of changes in accounting policies. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. This cautionary statement expressly qualifies the forward-looking information contained in this news release. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This news release may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.